                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.__)(1)


                                 About.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    003736105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Charles McCurdy
                                    President
                                  PRIMEDIA Inc.
                                745 Fifth Avenue
                               New York, NY 10151
                                 (212) 745-0100
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

              NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 21 Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 2 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS PRIMEDIA Inc.                             13-3647573
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                        (b)  /X/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
                 Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            403,361
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           1,798,062**
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           403,361
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,201,423
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.9%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that PRIMEDIA Inc. is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         *** Based on 18,462,290 shares of Company Common Stock outstanding on September 30, 2000.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 4 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS
         MA Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
                 Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by MA Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 5 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         FP Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
                 Not Applicable

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by FP Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 6 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         Magazine Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by Magazine
         Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 7 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         Publishing Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by
         Publishing Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 8 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         Channel One Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by Channel One Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D              Page 9 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         KKR Partners II, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR Partners II, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D             Page 10 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         KKR Associates, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR Associates, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D             Page 11 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         KKR 1996 Fund, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR 1996 Fund, L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D             Page 12 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         KKR Associates 1996 L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by
         KKR Associates 1996 L.P.
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------             --------------------

CUSIP No. 003736105                Schedule 13D             Page 13 of 21 Pages
-----------------------------------------------             --------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         KKR 1996 GP LLC
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                        (b)  / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            0
 BENEFICIALLY OWNED BY    -------- ---------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                           0
      PERSON WITH         -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                           0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR 1996 GP LLC
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not applicable (see 11 above)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, par value $.001 per share ("Company Common Stock"), of About.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of About.com, Inc. are located at 1440 Broadway, 19th Floor, New York, New York 10018.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by PRIMEDIA Inc., a Delaware corporation ("PRIMEDIA") for and on behalf of itself, MA Associates, L.P., a Delaware limited partnership ("MA Associates"), FP Associates, L.P., a Delaware limited partnership ("FP Associates"), Magazine Associates, L.P., a Delaware limited partnership ("Magazine Associates"), Publishing Associates, L.P., a Delaware limited partnership ("Publishing Associates"), Channel One Associates, L.P., a Delaware limited partnership ("Channel One Associates"), KKR Partners II, L.P., a Delaware limited partnership ("Partners"), KKR Associates, L.P., a New York limited partnership ("KKR Associates"), which is the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners, KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership which is the sole general partner of KKR 1996 Fund ("KKR Associates 1996"), and KKR 1996 GP LLC, a Delaware limited liability company which is the sole general partner of KKR Associates 1996 ("KKR 1996 LLC") (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, collectively, the "Majority Stockholders"). The Majority Stockholders beneficially own 74% of the outstanding common stock of PRIMEDIA. PRIMEDIA and the Majority Stockholders are referred to herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached as Exhibit 1 hereto.

          The principal executive offices of PRIMEDIA are located at 745 Fifth Avenue, New York, New York 10151. PRIMEDIA is a targeted media company which delivers content via print (magazines and directories), video (satellite and cable), live events (trade and consumer shows) and Internet (more than 300 sites including vertical on-line communities).

          The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director, executive officer or other controlling person of PRIMEDIA is set forth in Schedule A hereto.

          Each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners and KKR 1996 Fund is principally engaged in the business of investing in securities.

          The sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates and Partners is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in other companies.


                              Page 14 of 21 Pages

          Each of KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing through the KKR 1996 Fund in other companies.

          The address of the principal business and office of each of the Majority Stockholders is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and are also the members of the Executive Committee of KKR Associates. The other members of KKR 1996 LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart, Edward A. Gilhuly and Johannes Huth. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are also general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are each United States citizens, Mr. Huth is a German citizen, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Sterling Square, 7 Carlton Gardens, London SW1Y5AD, England. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Mr. Huth is Sterling Square, 7 Carlton Gardens, London SW1Y5AD, England.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 or on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This statement is being filed while the Reporting Persons are in the process of verifying information required herein from the other persons named in this Item 2 or on Schedule A. If the Reporting Persons obtain information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration to be used to purchase the shares of Company Common Stock listed in Row 7 of the cover page of this Statement on Schedule 13D is the provision by PRIMEDIA of advertising and promotional services with a total value of $14,400,000. No other funds or other consideration were used to purchase any of the other securities reported on this Schedule 13D. The shares of Company Common Stock listed in Row 8 of the cover page of this


                              Page 15 of 21 Pages

Statement on Schedule 13D are being reported because voting rights were acquired in connection with the transactions described in Item 4 below.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          PRIMEDIA acquired the voting rights described in this Item 4 in order to effectuate the transactions contemplated by the Merger Agreement (as described below). The Merger Agreement is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

          On October 29, 2000, the Company entered into a definitive agreement (the "Merger Agreement") relating to the merger of Abracadabra Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of PRIMEDIA ("Merger Sub"), with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

          In the Merger, each issued and outstanding share of Company Common Stock not owned or held by the Company will be converted into 2.3409 shares of common stock, par value $.01 per share, of PRIMEDIA.

          Pursuant to the Merger Agreement, the officers of the Company immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, and the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation.

          The Merger is subject to the approval of the Company's stockholders as well as receipt of required regulatory approvals, approval for listing on the New York Stock Exchange and other customary conditions. The issuance of stock by PRIMEDIA is subject to its stockholders' approval, a majority of whom have already agreed to approve the issuance. There can be no assurance that the other required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

          In connection with the Merger, it is expected that the Company Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

          Upon closing of the Merger, it is anticipated that Scott Kurnit, the Company's Chief Executive Officer, will become a member of the Board of Directors and Chief Internet Officer of PRIMEDIA.

          In consideration of the Merger Agreement, certain beneficial owners of Company Common Stock (the "Shareholders") have entered into a Voting Agreement with PRIMEDIA and Merger Sub (the "Voting Agreement") pursuant to which, among other things, the Shareholders (i) agreed to vote (or cause to be voted) all of the shares of Company Common Stock beneficially owned by such Shareholders on the record date of such vote or action (a) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (b) against any amendment of the of the Company's certificate of incorporation or bylaws which


                              Page 16 of 21 Pages
amendment would prevent or materially impede, interfere with or delay the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (ii) appointed the President of PRIMEDIA and the Vice Chairman and Secretary of PRIMEDIA, and any other designee of PRIMEDIA, each of them individually, such Shareholder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Shareholder's shares of Company Common Stock. The Voting Agreement terminates on the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms.

          On October 29, 2000, the Shareholders beneficially owned 1,798,062 shares of Company Common Stock, which amounted to 9.74% of the total outstanding shares of Company Common Stock. Of the shares owned, an aggregate of 374,974 are represented by options to acquire Company Common Stock which were either exercisable on October 29, 2000 or become exercisable within 60 days thereafter.

          On October 29, 2000 the Company entered into a definitive agreement (the "First Ads for Equity Agreement") with PRIMEDIA, pursuant to which the Company will issue 403,361 shares of Company Common Stock to PRIMEDIA in consideration of the provision by PRIMEDIA of advertising and promotional services through December 31, 2001, with a total value of $14,400,000. On November 8, 2000, 403,361 shares of Company Common Stock were issued to PRIMEDIA pursuant to the First Ads for Equity Agreement.

          In the event the First Ads for Equity Agreement is terminated, PRIMEDIA must return the portion of Company Common Stock relating to unused services. In the event the First Ads for Equity Agreement is terminated upon a material breach by PRIMEDIA, PRIMEDIA must return the "Unvested Shares" as defined in the First Ads for Equity Agreement.

          On October 29, 2000, the Company entered into a definitive agreement (the "Second Ads for Equity Agreement") with PRIMEDIA, pursuant to which the Company will issue 1,613,445 shares of Company Common Stock to PRIMEDIA in consideration of the provision by PRIMEDIA of advertising and promotional services beginning on January 1, 2002 and continuing through December 31, 2005, with a total value of $57,600,000. No shares of Company Common Stock have been issued pursuant to the Second Ads for Equity Agreement.

          In the event the Second Ads for Equity Agreement is terminated, PRIMEDIA must return the portion of Company Common Stock relating to unused services. In the event the Second Ads for Equity Agreement is terminated upon a material breach by PRIMEDIA, PRIMEDIA must return the "Unvested Shares" as defined in the Second Ads for Equity Agreement.

          The foregoing summaries of the Merger Agreement, the Voting Agreement, the First Ads for Equity Agreement and the Second Ads for Equity Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the agreements filed as exhibits hereto. A copy of (a) the Merger Agreement is attached hereto as Exhibit 2, (b) the Voting Agreement is attached hereto as Exhibit 3, (c) the First Ads for Equity Agreement is attached hereto as Exhibit 4, and (d) the Second Ads for Equity Agreement is attached hereto as Exhibit 5.


                              Page 17 of 21 Pages

          Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Persons may, from time to time, acquire Company Common Stock in the open market.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of October 29, 2000, the Reporting Persons did not own any shares of Company Common Stock.

          Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, beneficially owns any shares of Company Common Stock.

          (b) The responses of the Reporting Persons to (i) Rows (7) through
(13) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 4, PRIMEDIA, Merger Sub and the Shareholders have entered into the Voting Agreement with respect to the voting of shares of Company Common Stock. Pursuant to the terms of such arrangement, PRIMEDIA may be deemed to have the power to direct the vote with respect to the 1,798,062 shares of Company Common Stock beneficially owned by the Shareholders. In addition, PRIMEDIA was issued 403,361 shares of Company Common Stock in connection with the First Ads for Equity Agreement.

          Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of shares of Company Common Stock or other securities of the Company which they may be deemed to beneficially own.

          (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, has effected any transaction in the Company Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

          Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Persons are the "beneficial owner" of any shares of Company Common Stock or other securities of the Company.


                              Page 18 of 21 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Joint Filing Agreement, dated as of November 8, 2000, between PRIMEDIA Inc., MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, KKR 1996 Fund L.P., KKR Associates 1996 L.P. and KKR 1996 GP LLC relating to the filing of a joint statement on Schedule 13D.

          2. Agreement and Plan of Merger, dated as of October 29, 2000, by and among PRIMEDIA Inc., Abracadabra Acquisition Corporation and About.com, Inc. (filed as Exhibit 2.1 to the Reporting Person's Report on Form 8-K dated October 30,
                    2000).

          3. Voting Agreement dated as of October 29, 2000, by and among the shareholders of About.com, Inc. listed on the signature page of the Voting Agreement, PRIMEDIA Inc. and Abracadabra Acquisition Corporation.

          4. Ads for Equity Agreement, dated as of October 29, 2000, by and between PRIMEDIA Inc. and About.com, Inc.

          5. Ads for Equity Agreement, dated as of October 29, 2000, by and between PRIMEDIA Inc. and About.com, Inc.



                              Page 19 of 21 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                   PRIMEDIA INC.


                                   By: /s/ Charles McCurdy
                                       -------------------------------
                                       Name:  Charles McCurdy
                                       Title:    President

                                   KKR 1996 FUND L.P.

                                   By: KKR Associates 1996, L.P.
                                         Its General Partner

                                   By:  KKR 1996 GP LLC
                                           Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                         Member

                                   KKR ASSOCIATES 1996

                                   By:  KKR 1996 GP LLC
                                           Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                         Member

                                   KKR 1996 GP LLC

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                         Member

                                   MA ASSOCIATES, L.P.
                                   By: KKR Associates, L.P.
                                        Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                              A General Partner


                              Page 20 of 21 Pages

                                   FP ASSOCIATES, L.P.
                                   By: KKR Associates, L.P.
                                        Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

                                   MAGAZINE ASSOCIATES, L.P.
                                   By: KKR Associates, L.P.
                                        Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

                                   PUBLISHING ASSOCIATES, L.P.
                                   By: KKR Associates, L.P.
                                        Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

                                   CHANNEL ONE ASSOCIATES, L.P.
                                   By: KKR Associates, L.P.
                                        Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

                                   KKR PARTNERS II, L.P.
                                   By: KKR Associates, L.P.
                                         Its General Partner

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

                                   KKR ASSOCIATES, L.P.

                                   By:  /s/ Perry Golkin
                                       -------------------------------
                                          A General Partner

DATED:  November 8, 2000


                              Page 21 of 21 Pages

                                   SCHEDULE A

              BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PRIMEDIA

                  The directors and executive officers of PRIMEDIA are identified in the table below.

------ ---------------------- ---------------------------------- -----------------------------------------------------
               NAME                   BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
------ ---------------------- ---------------------------------- -----------------------------------------------------
1.     Thomas S. Rogers       745 Fifth Avenue                   Chief Executive Officer of PRIMEDIA Inc.
                              New York, New York  10151
------ ---------------------- ---------------------------------- -----------------------------------------------------
2.     Beverly C. Chell       745 Fifth Avenue                   Vice Chairman, General Counsel and Secretary of
                              New York, New York  10151          PRIMEDIA Inc.
------ ---------------------- ---------------------------------- -----------------------------------------------------
3.     Meyer Feldberg         Columbia University                Dean, Columbia University Graduate School of
                              101 Uris Hall                      Business
                              New York, New York 10027
------ ---------------------- ---------------------------------- -----------------------------------------------------
4.     Perry Golkin           9 West 57th Street                 Member of KKR & Co. L.L.C.
                              New York, New York  10019          General Partner, Kohlberg Kravis Roberts & Co., L.P.
------ ---------------------- ---------------------------------- -----------------------------------------------------
5.     H. John Greeniaus      CCL Industries                     Former Chairman and Chief Executive Officer,
                              105 Gordon Baker Road              Nabisco, Inc.
                              Suite 800                          Director, CCL Industries
                              Willowdale, Ontario M2H 3P8
                              Canada
------ ---------------------- ---------------------------------- -----------------------------------------------------
6.     Henry R. Kravis        9 West 57th Street                 Founding Partner, Kohlberg Kravis Roberts & Co.,
                              New York, New York  10019          L.P.
------ ---------------------- ---------------------------------- -----------------------------------------------------
7.     Charles G. McCurdy     745 Fifth Avenue                   President of PRIMEDIA Inc.
                              New York, New York  10151
------ ---------------------- ---------------------------------- -----------------------------------------------------
8.     George R. Roberts      9 West 57th Street                 Founding Partner, Kohlberg Kravis Roberts & Co.,
                              New York, New York  10019          L.P.
------ ---------------------- ---------------------------------- -----------------------------------------------------
9.     Michael T. Tokarz      9 West 57th Street                 Member of KKR & Co. L.L.C.
                              New York, New York  10019          General Partner, Kohlberg Kravis Roberts & Co., L.P.
------ ---------------------- ---------------------------------- -----------------------------------------------------

                                INDEX TO EXHIBITS

ITEM 8.   MATERIAL TO BE FILED AS EXHIBITS.

----------------    ------------------------------------------------------------
EXHIBIT NUMBER      DESCRIPTION OF EXHIBITS
----------------    ------------------------------------------------------------
1.                  Joint Filing Agreement, dated as of November 8, 2000,
                    between PRIMEDIA Inc., MA Associates, L.P., FP Associates,
                    L.P., Magazine Associates, L.P., Publishing Associates,
                    L.P., Channel One Associates, L.P., KKR Partners II, L.P.,
                    KKR Associates, KKR 1996 Fund L.P., KKR Associates 1996 L.P.
                    and KKR 1996 GP LLC relating to the filing of a joint
                    statement on Schedule 13D.
----------------    ------------------------------------------------------------
2.                  Agreement and Plan of Merger, dated as of October 29, 2000, by and among PRIMEDIA Inc., Abracadabra Acquisition
                    Corporation, and About.com, Inc. (filed as Exhibit 2.1 to
                    the Reporting Person's Report on Form 8-K dated October 30,
                    2000).
----------------    ------------------------------------------------------------
3.                  Voting Agreement, dated as of October 29, 2000, by and among the shareholders of About.com, Inc. listed on the signature page of the Voting Agreement, PRIMEDIA Inc. and Abracadabra
                    Acquisition Corporation.
----------------    ------------------------------------------------------------
4.                  Ads for Equity Agreement, dated as of October 29, 2000, by and between PRIMEDIA Inc. and About.com, Inc.
----------------    ------------------------------------------------------------
5.                  Ads for Equity Agreement, dated as of October 29, 2000, by and between PRIMEDIA Inc. and About.com, Inc.
----------------    ------------------------------------------------------------